Exhibit 4(l)

PATENT AND KNOW-HOW LICENSE AGREEMENT

     THIS AGREEMENT, effective the 5 day of August, 1995, is made by and between:

SHERRITT INC., an Ontario Corporation, having a business office at Fort Saskatchewan, Alberta, Canada (hereinafter called “Sherritt”);

and

LIHIR MANAGEMENT COMPANY PTY LTD, a company incorporated in Papua New Guinea (hereinafter called “LMC”), for and on behalf of LIHIR GOLD LIMITED, a company incorporated in Papua New Guinea (hereinafter call “LGL”).

     WITNESSETH:

     WHEREAS Sherritt possesses designs, inventions (both patented and unpatented), technical experience, data and other valuable information and Know-how (as hereinafter defined) relating to processes, methods and apparatus for the pressure oxidation treatment of ores, concentrates and other metal bearing material, including gold bearing ores and concentrates, for recovery of metal and non-metal values; and

     WHEREAS LMC as manager for LGL desires to obtain a right and license to use confidential and proprietary Pressure Oxidation Technology (as hereinafter defined) to recover gold and silver values from ore and/or concentrate from the property on Lihir Island in Papua New Guinea shortly to be acquired by LGL from the Lihir Joint Venture (the “Site”), and may wish to install a plant based on all or part of this Technology at the site (the “Project”), and Sherritt is willing to grant such right and license to LMC; and

     WHEREAS LMC or a predecessor company for and on behalf of the Lihir Joint Venture has made an initial payment to Sherritt of US$ 332,342.00, and Sherritt has disclosed certain information regarding the Know-how to LMC.

     NOW, THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants herein contained and for other valuable consideration, including payment made by LMC or by a predecessor company for and on behalf of the Lihir Joint Venture, and disclosure made by Sherritt prior the execution of this Agreement, the parties hereto agree as follows:

ARTICLE 1

Definitions

1.01 The “Plant” means a facility at the Site utilizing the Pressure Oxidation Technology.

1.02 “Plant Process” means the process for recovering gold (and obtaining silver and other by-products) from Gold Bearing Materials by application of the Pressure Oxidation Technology alone or in combination with other process steps. The block flow diagram shown in Figure 1 of Appendix 1 attached hereto illustrates one embodiment of the Plant Process licensed under this agreement.

1.03 “Gold Bearing Material” means gold ore, concentrate, or other gold bearing material which is of economic value primarily on account of its gold and silver contents.

1.04 “Pressure Oxidation Technology” means the treatment of Gold Bearing Material by use of proprietary Sherritt methods which include the following operations:

a) making up of aqueous slurry of Gold Bearing Material and feeding said slurry into a pressure vessel with or without pretreatment to improve the amenability of the material to pressure oxidation;

b) pressure oxidizing said slurry of Gold Bearing Material in an aqueous sulphuric acid solution in one or more stages to oxidize the sulphidic minerals at least in part to liberate gold and silver;

c) discharging the pressure oxidized slurry from the pressure vessel; and

d) washing and conditioning said discharged pressure oxidized slurry for subsequent treatment for recovery of gold and silver therefrom, preferably by cyanidation.

1.05 “Sherritt Patent Rights” means those patents and patent applications, both Canadian and foreign, listed in Appendix 2 and/or all other patents and patent applications now or subsequently owned or controlled by Sherritt or under which Sherritt has licensing rights and which would necessarily be infringed by the design, construction, operation or maintenance of the Plant or the sale of products therefrom.

1.06 “Invention” shall mean any original development, design, improvement, discovery, concept or idea, which is not generally available to the public through publications or other sources, and includes but is not limited to processes, methods, apparatus, compositions of matter, formulae, and techniques which are, or could be useful in the practice of the Pressure Oxidation Technology.

1.07 “Know-how” means Sherritt technical information, whether or not reduced to writing, whether patented, patentable or unpatentable, concerning the Pressure Oxidation Technology and its commercial application, including any information which is or could be useful in the design, engineering, construction, operation and maintenance of the Plant.

1.08 “Tonne” shall mean a metric ton of 2,204.62 pounds avoirdupois.

1.09 “Date of Commencement of Operations” shall mean the date upon which Gold Bearing Material has first been introduced into an Autoclave in the Plant.

1.10 “Pressure Oxidation Circuit” means that portion of the Plant wherein the Pressure Oxidation Technology is employed.

1.11 “Basic License Fee” has the meaning specified in Articles 4.01, 4.02 and 4.03 of this Agreement.

1.12 “Capacity Fee” has the meaning specified in Articles 4.03 and 4.04 of this Agreement.

1.13 The term “Supplemental Capacity Fee” shall have the meaning specified in Article 4.05 of this Agreement.

1.14 The term “Dollar” and the symbol “$” means United States dollars unless the contrary is specifically stated.

1.15 “Process Engineering Document” means the Sherritt report which will include the process description, process design criteria, process flowsheets, mass and heat balances and preliminary process control philosophy diagrams concerning the Pressure Oxidation Circuit.

1.16 “Decision to Proceed with the Project” means the point when LGL issues its securities to the public at the completion of its initial public offering.

1.17 “Autoclave” means a pressurized vessel in which step (b) as defined in Article 1.04 of the Pressure Oxidation Technology is performed.

ARTICLE 2

Disclosure of Know-How

2.01 Sherritt shall, from time to time, and to such extent that is reasonably necessary for the performance of this Agreement, furnish to LMC, Know-how existing at date of this Agreement or acquired by Sherritt up to the Date of Commencement of Operations which is or could be useful in the design, engineering, procurement, construction, start-up and operation of the Plant, and which Sherritt has the right to furnish.

2.02 For a period of five (5) years following the Date of Commencement of Operations, Sherritt shall furnish to LMC, if requested by LMC and at LMC’s expense, such further Know-how as either party reasonably considers useful in the operation or maintenance of the Plant and which Sherritt has in its possession and has the right to furnish to LMC at the time of such request. Prior to commencement of furnishing such Know-how, Sherritt shall provide LMC with an estimate of the cost of furnishing such additional Know-how. Such cost shall include only the actual and reasonable expenses of transferring such Know-how to LMC.

2.03 For a period of five (5) years following the Date of Commencement of

Operations, LMC shall furnish to Sherritt at the latter’s request and expense, information developed solely by LMC and exclusively through the operations at the Site which would reasonably be considered useful for designing, engineering, procuring, construction and operating the Pressure Oxidation Technology other than that information relating to equipment not specific to Pressure Oxidation Technology and process control. Prior to commencement of furnishing such information, LMC shall provide Sherritt with an estimate of the cost of furnishing such additional information. Such cost shall include only the actual and reasonable expenses of transferring such Know-how to Sherritt.

2.04 Sherritt agrees that during the period ending five (5) years from the Date of Commencement of Operations, it shall permit LMC to inspect, upon reasonable notice to Sherritt, at reasonable times and at LMC’s own risk and expense, any portions of the Sherritt plant at Fort Saskatchewan and any other operation or plant which Sherritt has the right to allow LMC to inspect which pertains to the Pressure Oxidation Technology. Access to the Sherritt plant and other operation or plant shall be subject to the reasonable convenience of Sherritt and subject to the terms and conditions then in effect and determined at the sole discretion of Sherritt, which may include the signing by visitors of a secrecy agreement and a waiver of personal liability, restriction of movement within the plant, observation of all safety rules and regulations promulgated by Sherritt or the operator of the plant, and continual accompaniment by a Sherritt representative while at the plant(s). Sherritt reserves the right to limit the total number of visits and the duration of such visits to any other operation or plant, except the Fort Saskatchewan plant, by LMC in a given year but in no case shall the number of allowed visits in a given year be less than two (2) unless mutually agreed by LMC and Sherritt.

2.05 LMC agrees that, during the period ending five (5) years from the Date of Commencement of Operations, it shall permit Sherritt, upon reasonable notice to LMC, to inspect, at reasonable times and at Sherritt’s own risk and expense, any portions of the Plant and expansions thereof or additions thereto which utilize the Pressure Oxidation Technology. Access to the Plant shall be subject to the reasonable convenience of LMC and subject to the terms and conditions then in effect and determined at the sole discretion of LMC, which may include the signing by visitors of a secrecy agreement and a waiver of personal liability, restriction of movement within the Plant, observation of all safety rules and regulations promulgated by LMC or the operator of the Plant, and continual accompaniment by a LMC representative while at the Plant. LMC reserves the right to limit the total number of visits and the duration of such visits to the Plant by Sherritt in a given year but in no case shall the number of allowed visits in a give year be less than two (2) unless mutually agreed by Sherritt and LMC.

2.06 During the visits referred to in Articles 2.04 and 2.05, the parties shall, if it is reasonably convenient to do so and subject to the provisions of Article 7, hold discussions and exchange technical information concerning the Pressure Oxidation Technology and its application in the visitee’s plant(s).

ARTICLE 3

License

     Sherritt hereby grants to LMC in accordance with the terms of this Agreement a non-exclusive right and license to practice the Inventions covered by the Sherritt Patent Rights and to utilize Know-how furnished by Sherritt under this Agreement to design and erect, or have designed and erected for it, and operate and maintain, or have operated and maintained for it, the Plant and to use in the Plant the Plant Process, including the right to use, further process and/or sell anywhere in the world, all products and by-products produced in the Plant, but not including the right to grant sub-licenses.

ARTICLE 4

Payments for Patent and Know-How License

4.01 In consideration for the right and licenses granted under this Agreement LMC shall pay to Sherritt a Basic License Fee of One Million Fifty Two Thousand and Six Hundred Dollars ($1,052,600).

4.02 Subject to the provisions of Article 11.04, the Basic License Fee specified in Article 4.01 shall be paid as follows:

	Basic	Cumulative
November 5, 1990	$332,342	$332,342
Upon Decision to Proceed with the Project	299,258	631,600
Upon Date of Commencement of Operations	210,500	842,100
One Year From the Date of Commencement of Operations	210,500	1,052,600

On November 5, 1990, Kennecott Explorations (Australia) Ltd. (hereinafter “Kennecott”), predecessor to LMC as Manager of the Lihir Joint Venture paid $332,342.00 to Sherritt as the first payment of the Basic License Fee.

4.03 The Basic License Fee specified in Articles 4.01 and 4.02 is based on a Pressure Oxidation Circuit with a design capacity of up to 100,000 tonnes of sulphide sulphur per annum oxidized in the Autoclave(s) of the Plant (the “Design Capacity”). When the Design Capacity of the Pressure Oxidation Circuit is established before the Decision to Proceed with the Project, (the “Established Design Capacity”), then a Capacity Fee shall be calculated in accordance with the following formula:

Capacity Fee ($) = (C - 100,000) x $5.58 (but is never less than zero)

     Where “C” is the Established Design Capacity in tonnes of sulphide sulphur oxidized in the Autoclave(s) of the Plant.

4.04 Subject to the provisions of Article 11.04, the Capacity Fee specified in Article 4.03 shall be paid as follows:

		Cumulative
	Percentage of	Percentage of
	Capacity Fee	Capacity Fee
Upon Decision to Proceed with the Project	20	20
Upon Date of Commencement of Operations	40	60
One Year from the Date of Commencement of Operations	40	100

4.05 If during the ten year period following the Date of Commencement of Operations of the Plant, the actual annual tonnage of sulphide sulphur oxidized in the Autoclave(s) of the Plant exceeds 110% of the Established Design Capacity “C” used to calculate the Capacity Fee in Articles 4.03 and 4.04, then LMC shall pay Sherritt a Supplemental Capacity Fee of $5.58 for each tonne of sulphide sulphur oxidized in the Autoclave(s) of the Plant in any calendar year in excess of the annual tonnage of sulphide sulphur used to calculate the Established Design Capacity in Article 4.03. The Supplemental Capacity Fee shall be paid by LMC within sixty (60) days of the end of the calendar year in which such fee was earned by Sherritt. Once a Supplemental Capacity Fee has been paid, then the corresponding annual tonnage of sulphide sulphur shall become the Established Design Capacity of the Plant and shall form the basis of any subsequent Supplemental Capacity Fee calculation.

4.06 The payments referred to in Articles 4.01, 4.02, 4.04 and 4.05 shall, once made, secure a fully paid-up, irrevocable perpetual license for the Plant for a capacity of up to that capacity in respect of which such payment is made.

4.07 The provisions of Article 4.05 shall be applicable to any increase in capacity obtained by installation of any pressure vessels in addition to those included in the Plant in respect of which the Established Design Capacity is calculated in Article 4.03.

4.08 Subject to the provisions of Article 11.04, an Escalation Fee will be paid by LMC to Sherritt one year from the Date of Commencement of Operations. The Escalation Fee shall be the lessor of the Gold Price Escalation Fee defined in Article 4.09 or the Chemical Engineering Plant Cost Index Escalation Fee defined in Article 4.10, but shall not be less than zero ($0).

4.09 The Gold Price Escalation Fee shall be determined according to the following formula:

Gold Price Escalation Fee ($) = (BLF + CF) x (GP1 - GP2)/GP2

Where “BLF” is the Basic License Fee defined in Article 4.01, “CF” is the Capacity Fee established according to Article 4.03, “GP1,” is the Comex first position settlement average gold price for the month previous to that in which the payment is made, and “GP2” is the Comex first position settlement average gold price for May, 1988 ($452.1 per fine troy ounce). In the event this index is discontinued, then “GP1” shall be the Monthly Average London PM Fix gold price, as published in Metals Week, or another mutually agreed upon gold price index for the month previous to that in which the payment is made.

4.10 The Chemical Engineering Plant Cost Index Escalation Fee shall be determined according to the following formula:

Chemical Engineering Plant
Cost Index Escalation Fee ($) = (BLF + CF) x (CE1 - CE2)/CE2

Where “BLF” is the Basic License Fee defined in Article 4.01, “CF” is the Capacity Fee established according to Article 4.03, “CE1,” is the preliminary Chemical Engineering Plant Cost Index for the month previous to that in which the payment is made, and “CE2” is the Chemical Engineering Plant Cost Index for the month of May, 1988 (339.8). In the event this index is discontinued, then the last published preliminary Chemical Engineering Plant Cost Index shall be escalated five percent (5%) per twelve (12) month period to establish CE1.

4.11 All payments under Articles 4.02, 4.04, 4.05 and 4.08 hereof shall be made within thirty (30) days of due date in United States Dollars to Sherritt at the address provided for in Article 10 hereof; or at any other location in the U.S. and Canada that Sherritt shall have designated to LMC in writing.

4.12 Any and all taxes, dues, fees, charges and duties, including withholding tax on licenses and Know-how levied by the Government of Papua New Guinea, or any other Government based on their laws and regulations, relating to the performance of the obligations under this contract shall be borne by the party so taxable by such government.

ARTICLE 5

Responsibilities of Sherritt

5.01 Sherritt warrants that it is the owner of and has the right to license to LMC the Sherritt Patent Rights and Know-how, and that the practice of the Sherritt Patent Rights and Know-how will not infringe the claims of any third party patent, or any other third party proprietary rights. Sherritt warrants that the Know-how constitutes the most accurate, complete and current information available to it as of the date that Sherritt discloses same to LMC. Sherritt does not warrant any validity of the Sherritt Patent Rights. Sherritt warrants that it has no knowledge adverse to the validity or enforceability of the Sherritt Patent Rights.

5.02 It is understood that Sherritt does not guarantee the operating performance of the Plant or the Plant Process or any part thereof.

5.03 To the best of Sherritt’s knowledge and belief, the practice of the Pressure Oxidation Technology in the Plant will not infringe any third party patents, or any other third party proprietary rights. However, in the event charges of patent infringement are made against LMC as a result of the use of the Pressure Oxidation Technology in the Plant, such charges shall immediately be made known to Sherritt and the parties shall cooperate and confer with respect to disposition of the same. Should such charges result in any action against LMC alleging that the use of the Pressure Oxidation Technology in the Plant infringes a patent or other proprietary right held by a third party, Sherritt, at its own expense shall defend such action and shall indemnify LMC against all damages and expenses in connection therewith; PROVIDED:

a) LMC shall assist Sherritt in every proper way in defense of such action, including furnishing evidence and information in its possession relating to the defense of such action;

b) LMC shall have the right, at its own expense, to have its own counsel attend any proceedings in connection with any such action if it so desires;

c) LMC shall have the right to make or negotiate any settlement with any claimant or plaintiff in such action with prior written consent of Sherritt;

d) LMC is not in default of any of its material obligations hereunder; and

e) That the charge of patent infringement has not arisen because of the employment or practice of Pressure Oxidation Technology in the Plant by LMC in a manner which is not in accordance with Sherritt’s recommendations.

5.04 Should the use of the Pressure Oxidation Technology in the Plant be held to constitute an infringement of any patent issued while this Agreement is in effect, then Sherritt shall at its own expense, either:

a) obtain a license under said patent at no cost to LMC and/or

b) make sure changes in the design and/or operation of the Plant as are necessary to avoid infringement of the patent without reduction in the productive capacity of the Plant and/or in the quality of the product and/or increase in the cost of production, and/or

c) assume the cost of defending LMC if a Court action is entered against LMC based on the alleged infringement of such patent and pay any award by the Court against LMC as a result of the infringement of the patent and assume the cost either of obtaining a license under the patent or revising the Plant and/or the Pressure Oxidation Technology used therein to avoid further infringement of the patent after such award without reduction in the production capacity of the Plant and/or in the quality of the product and/or increase in the cost of production.

5.05 It is understood and agreed, however, that the aggregate amount of Sherritt’s liability in respect of any such claims related to third party patents utilized in the Plant shall not exceed the sum of Two Hundred and Fifty Thousands Dollars ($250,000). It is further understood and agreed that Sherritt shall be under no obligation or liability hereunder, if such claim of infringement is the result of the use of the pressure Oxidation Technology in combination with the apparatus, material, or process, or in the Plant embodying the same, made by other than Sherritt without Sherritt’s specific written approval. Sherritt approval. Sherritt shall have no liability in respect of claims based on material, processes and apparatus not designed by Sherritt. The foregoing states Sherritt’s entire obligation and liability to LMC with respect to any actual or alleged patent infringement.

5.06 Except as provided in Article 3.07 of the Technical Services Agreement (covering work to be performed by Sherritt in Papua New Guinea) between LMC and Sherritt dated the same date as this Agreement, Sherritt’s cumulative financial liability under this contract and any other contracts between the parties relating to the Project for all obligations, warranties, representations and indemnifications whether expressed or implied, whether arising by reason of contract, tort, negligence or otherwise, arising by reason of Sherritt entering into this contract is limited to $250,000.

5.07 Under no circumstances shall Sherritt be liable for any indirect or consequential damages arising out of, or relating to, the subject matter of this Agreement, including but not limited to, loss of use, loss of products, loss of raw materials or loss of profit.

ARTICLE 6

Future Know-How and Inventions

6.01 LMC agrees that if, for a period beginning with the date of the Agreement and terminating five (5) years following the Date of Commencement of Operations, LMC shall make any Inventions based on information developed and used solely by LMC and exclusively at the Plant and which it has the right to license, LMC shall disclose the same to Sherritt and, in the event any patents are obtained for such Inventions, LMC shall, at

Sherritt’s request grant, and this Agreement shall be effective to grant to Sherritt an irrevocable, non-exclusive, royalty-free license and right to practice and sub-license others to practice the Inventions covered by such patents and to sell the products of such practice anywhere in the world.

6.02 Sherritt agrees that if, for a period beginning with the date of the Agreement and terminating five (5) years following the Date of Commencement of Operations, should Sherritt make or acquire the rights to license any invention which is or could be useful in LMC’s practice of the Pressure Oxidation Technology in the Plant, Sherritt shall disclose the same to LMC and, in the event any patents are obtained for such inventions, Sherritt shall, at LMC’s request, grant, and this Agreement shall be effective to grant, to LMC an irrevocable, non-exclusive, royalty- free license and right to practice in the Plant the Inventions covered by such patents and to sell the products of such practice anywhere in the world.

ARTICLE 7

Confidential Information

7.01 For a period ending ten (10) years following the Date of Commencement of Operations, LMC shall maintain all Know-how furnished directly or indirectly by Sherritt to LMC under this Agreement in confidence for use only by LMC in accordance with the terms of this Agreement and shall not, without the written consent of Sherritt, disclose or impart such Know-how to others, except to persons or companies, and only to the extent required, to use the same in the design, construction or operation of the plant, (any only then provided such persons or companies are under obligation of secrecy and non-use co-extensive with that of LMC hereunder); PROVIDED, however, that such obligation of secrecy and non-use shall not apply to that part of the Know-how received from Sherritt which: (a) is or becomes known or available to the public through no fault of LMC or (b) which is shown to be known to LMC prior to disclosure by Sherritt under this Agreement or under a prior agreement with Sherritt which requires such information to be kept confidential or (c) which is shown to have been received from a third party which is not under binder of secrecy to Sherritt with respect to same or (d) which is independently developed by LMC employees or consultants who did not have access to Know- how.

7.02 LMC further agrees to make necessary arrangements to bind its employees, agents, representatives, bidders, and prospective suppliers and visitors to the site who, of necessity, shall be given access to or receive disclosures of any of said information and Know-how to observe the same obligations of confidentiality and non-use as those of LMC hereunder.

7.03 Notwithstanding any provision in this Agreement to the contrary, LMC may disclose Know-how to any agency or personnel of any governments as they may require for the ordinary design, construction, operation and maintenance of the Plant. In making any such disclosure under this provision, LMC shall treat Know-how as if it were its own, and LMC shall provide Sherritt with as much advance notice as is reasonable under the circumstances.

7.04 To the same extent as LMC has agreed to receive and how Know-how in confidence under the provisions of this Article 7, Sherritt shall receive and hold in confidence, and shall use only for purposes that advance the transfer of and use in the Plant of Know-how, all information, including information regarding the nature and composition of the Lihir ore body, that it may learn from LMC during the discharge of its obligations or exercise of its right under this Agreement.

ARTICLE 8

Force Majeure

     The obligations of each of the parties to this Agreement (other than an obligation to make payments already due) shall be suspended while and so long as such party is prevented or hindered from complying therewith in whole or in party by fire, storm, flood, lightning, explosion, vandalism, strikes, lockouts, disputes or other labor disturbances, mob action, insurrections, revolution, acts of God or unavoidable accidents; laws, restraints, rules, regulations, or orders of any national, provincial, municipal or other governmental agency; acts of war (whether declared or undeclared), or conditions arising out of or attributable to war, blockade or act of the public enemy; or other matters reasonably beyond the control of such party, whether or not similar to the matters herein specifically enumerated. Whenever performance of either party’s obligations is prevented by any such cause, such party shall give reasonable prompt written notice thereof to the other party.

     Notwithstanding anything in this Article to the contrary, if Sherritt is unable to complete any work required of Sherritt under this Agreement at its facilities for whatever reason other than as a result of an act or omission by LMC, then Sherritt will promptly make arrangements to finish such work on or as nearly on schedule as is reasonably possible at an alternative facility(ies).

ARTICLE 9

Miscellaneous

9.01 This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. This Agreement may not be assigned by either party without the express prior written consent of the other party, which consent shall not be unreasonably withheld. Any purported assignment by either party contrary hereto shall be void.

     Notwithstanding the provisions of this Article 9.01, LMC may assign its interest in this Agreement to any corporation or other form of enterprise which replaces it as the manager of LGL and the Lihir Project, without the prior written consent of Sherritt.

     No assignment of this Agreement, including an assignment pursuant to the foregoing paragraph, shall be valid until and unless the obligations under this Agreement shall have been assumed by the assignee.

9.02 The waiver of any breach of this Agreement by either party hereto shall in no way constitute a waiver as to any future breach whether similar or dissimilar in nature.

9.03 This Agreement, together with all Appendices and Schedules attached hereto, constitutes the entire Agreement between the parties and supersedes all previous verbal or written agreements, assurances and undertakings of the parties hereto relating to the subject matter hereof. Any amendments to this Agreement must be in writing and signed by duly authorized representatives of each Party.

9.04 In the event any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable or becomes unlawful in its operation, such provision shall not affect the rights and duties of the parties with regard to the remaining provisions of this Agreement which shall continue as binding.

9.05 This Agreement shall be construed and interpreted in accordance with the laws of the province of Ontario, Canada. By entering into this Agreement, the parties agree to submit to the jurisdiction of the Courts of Ontario for the purpose of resolving disputes related to the performance of responsibilities under this Agreement.

ARTICLE 10

Notice

     All notices required or permitted under this Agreement shall be in writing, and if to Sherritt shall be deemed given if delivered by hand or sent by telex or fax confirmed by registered mail addressed to:

Sherritt Inc.
Fort Saskatchewan, Alberta
Canada T8L 2P2
Fax: 403-992-5110
Attention: Garry L. Bolton
                  Manager, SI Consultants

and if to LMC shall be deemed given if delivered or sent by telex or fax and confirmed by registered mail addressed to:

Lihir Management Company Pty Ltd
7th Floor, Pacific Place
Cnr. Champion Pde., Musgrave St.
P.O. Box 789
Port Moresby
Papua New Guinea
Facsimile No 675 21 4705
Telephone No 675 21 7711
Attention: John F. O’Reilly
Managing Director of Lihir Management Company

Either party shall have the right to change its address by notice in writing delivered or sent by registered mail to the other party at the address in force hereunder. If a notice to either party is given by fax, it shall be deemed to be given on the day such fax is received

ARTICLE 11

Term and Termination

11.01 Unless otherwise terminated as herein provided, this Agreement shall continue in force and effect for a period ending fifteen (15) years after the Date of Commencement of Operations or twenty (20) years from the effective date of contract, whichever is longer. Upon expiry of said term, LMC shall retain the paid-up rights and licenses provided under this Agreement.

11.02 Each of Sherritt and LMC shall have the right to terminate this Agreement by written notice to the other if LMC makes a decision not to proceed with Sherritt Gordon Pressure Oxidation Technology in the construction of the Plant, and so informs Sherritt in writing. If LMC makes such a decision, it shall not have any obligation to make any further payment under this Agreement other than a payment or payments which are due and payable but unpaid at the date of the notice of decision not to proceed.

11.03 If LMC has not started and continued good faith efforts to begin construction of the Plant within thirty-six (36) months of the Decision to Proceed, then Sherritt is released from its obligations under this Agreement to provide any further Know-how, including the Know-how necessary to render the Pressure Oxidation Technology operational within the plant, until such time as LMC commences good faith efforts to begin construction of the Plant.

11.04 If the application of Pressure Oxidation Technology within the Plant is discontinued prior to one year from the Date of Commencement of Operations, those payments due Sherritt one year from the Date of Commencement of Operations, in accordance with Articles 4.02, 4.03, 4.04 and 4.08, shall be postponed until such time as Pressure Oxidation Technology is again applied in the Plant.

11.05 Each of Sherritt and LMC shall have the additional right to terminate this Agreement by written notice to the other party if the other party shall, at anytime, fail to make payments or otherwise fail to discharge any of its obligations hereunder and shall fail to correct such default within sixty days after the party claiming a default shall have given written notice of its existence, provided that in the case of a default that cannot be remedied the right to terminate this Agreement may only be invoked if the default is material.

11.05 It is agreed that, in the event of termination of the Agreement, the rights and obligations of the parties described in Article 7 shall survive; and termination shall not prejudice Sherritt’s right to collect any amounts accrued or due and owing to Sherritt under the terms of this Agreement.

ARTICLE 12

Prior Payments and Disclosure of Know-how

     The payment made to Sherritt by Kennecott pursuant to Section 4.02 and disclosure of Know-how by Sherritt to Kennecott prior to the date the parties executed this Agreement, is subject to the terms and conditions of this Agreement.

     IN WITNESS WHEREOF the parties have executed this Agreement.

SHERRITT INC.

By: /s/

Vice President and General Counsel
Title: and Corporate Secretary

Date: August 18, 1995

LIHIR MANAGEMENT COMPANY PTY LTD

By: /s/ John O’Reilly

Title: Managing Director

Date: 5 August 1995

For and on behalf of

LIHIR GOLD LIMITED

APPENDIX 1

PLANT PROCESS

     For the purposes of this Agreement, the Plant Process described in Article 1.02 shall consist of unit operations shown in Figure 1 and further defined below.

acid pretreatment of the ore;

pressure oxidation;

wash circuit;

flocculant and lignosol feeding systems; and
autoclave seal water system.

APPENDIX 2

SHERRITT PATENT RIGHTS

1.	Recovery of Gold from Refractory Auriferous Iron-Containing Sulphidic Concentrate (Concentrate Circuit) U.S. Patent 457 1263

Patents pending in other countries.

2.	Recovery of Gold from Auriferous Refractory Iron-Containing Sulphidic Ore (Ore Circuit) U.S. Patent 457 1264, Canadian Patent 1234991

Patents pending in other countries.

3.	Recovery of Gold from Refractory Auriferous Iron-Containing Sulphidic Material (Agglomeration Control During Pressure Oxidation) U.S. Patent, 4605439, Canadian Patent

Patents pending in other countries.

4.	Process for the Pressure Oxidation Acid Leaching of Nonferrous Metal and Iron-Containing Sulphidic Material (Autoclave Configuration) U.S. Patent, 4606763, Canadian Patent 1228483

Patents pending in other countries.

5.	Process for Separately Recovering Gold and Silver from Solution by Carbon Adsorption (Enhanced Silver Recovery in CIP or CIL Circuit) U.S. Patent 4606766, Canadian Patent 1232139

Patents pending in other countries.

6.	Recovery of Gold from Refractory Auriferous Iron-Containing Sulphidic Material (Column Adsorption of Thickener Overflow and CIL Processing of Thickener Underflow) U.S. Patent 4610724, Canadian Patent 1234291

Patents pending in other countries.

7.	Process for Recovery of Silver from a Residue Essentially Free of Elemental Sulphur (Enhanced Silver Recovery by Hot Liming) U.S. Patent 4632701, Canadian Patent 1229487

Patents pending in other countries.

Lihir Management Company Pty Ltd

Sherritt Inc Saskatchewan Alberta CANADA	August 18, 1995

We refer to the following agreements, effective 5 August 1995, between Lihir Management Company Pty Ltd for and on behalf of Lihir Gold Limited and Sherrit Inc (collectively, the “Sherrit/LGL Agreements”):

1. Technical Services Agreement;

2. Patent and Know-How License Agreement; and

3. Technical Services Agreement (North America).

We confirm our agreement that these agreements shall be read and construed as follows:

1.	All references to “this agreement” in clause 7.04 of each of the Technical Services Agreement (North America) and the Technical Services Agreement, and clause 9.03 of the Patent and Know-How License Agreement, shall be deemed to refer to all three of the Sherrit/LGL Agreements.

2.	The limitation of US$250,000 in clause 3.06 of each of the Technical Services Agreement (North America) and the Technical Services Agreement, and clause 5.06 of the Patent and Know-How License Agreement, will be deemed to be a limitation of liability on the aggregate liability under all three of the Sherrit/LGL Agreements (except as otherwise provided in clause 3.07 of the Technical Services Agreement).

3.	Annexure A hereto shall replace page 16 of 21 of the Technical Services Agreement.

4.	Annexure B hereto shall replace page 22 of 25 of the Patent and Know-How License Agreement.

Signed for and on behalf of LIHIR MANAGEMENT COMPANY PTY LTD for and on behalf of LIHIR GOLD LIMITED by:

/s/ A. Vickerman

Name (Printed): A. Vickerman
Title: Director

/s/ Samuel W. Ingram

Signed for and on behalf of SHERRITT INC by:

SAMUEL W. INGRAM

Name (Printed):
Title: VICE PRESIDENT
AND GENERAL COUNSEL

A.

[GRAPHIC OMITTED]

Figure 1. Block Flow Diagram of the Process Plant

B.

[GRAPHIC OMITTED]

Figure 1. Block Flow Diagram of the Process Plant